AB 3/12

14046741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Skokie Blvd, Suite 120
(No. and Street)

Wilmette	IL	60091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James McCarthy 847-251-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC.
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, William Taki, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management, Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William Taki
Signature

President
Title

Notary Public

OFFICIAL SEAL
JUDITH O'YOUNG
Notary Public - State of Illinois
My Commission Expires May 24, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Global Capital Management, Ltd.

Financial Statements and Supplemental Information
(With Independent Auditors' Report)

For the Year Ended December 31, 2013

HCL Horwich Coleman Levin, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Phoenix Global Capital Management, Ltd.
For the Year Ended December 31, 2013

Table of Contents

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Stockholder
Phoenix Global Capital Management, Ltd.

We have audited the accompanying financial statements of Phoenix Global Capital Management, Ltd., which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter - Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information found on pages 11-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2014

Phoenix Global Capital Management, Ltd.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	505,874
Receivables from clients and correspondents		23,374
Prepaid expenses		3,792
Other assets		1,750
Total Assets	$	534,790
Liabilities and Stockholder's Equity		
Accounts payable	$	19,632
Illinois replacement tax payable		278
Due to stockholder		1,000
Total Liabilities		20,910
Stockholder's equity		513,880
Total Liabilities and Stockholder's Equity	$	534,790

The accompanying notes are an integral part of these financial statements

Phoenix Global Capital Management, Ltd.
Statement of Operations
For the Year Ended December 31, 2013

Revenues		
Consulting income	$	105,265
Interest income		1,499
Total revenues		106,764
Expenses		
Insurance		1,199
Office and other expenses		22,131
Professional fees and consulting services		24,398
Regulatory dues and fees		1,901
Rent		4,800
Salaries and payroll taxes		33,800
Total expenses		88,229
Income before income taxes		18,535
Provision for Illinois replacement tax		(278)
Net income	$	18,257

The accompanying notes are an integral part of these financial statements

Phoenix Global Capital Management, Ltd.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

Balance - January 1, 2013	$	820,623
Stockholder's distributions		(325,000)
Net income		18,257
Balance - December 31, 2013	$	513,880

The accompanying notes are an integral part of these financial statements

Phoenix Global Capital Management, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 18,257
Adjustments to reconcile net income to net cash provided by operating activities	-
Decrease in receivables	11,965
Increase in prepaid expenses	(638)
Increase in accounts payable	2,596
Net cash flows provided by operating activities	32,180
Cash flows from financing activities:	
Stockholder's distributions	(325,000)
Net cash used by financing activities	(325,000)
Net decrease in cash and cash equivalents	(292,820)
Cash and cash equivalents at January 1, 2013	798,694
Cash and cash equivalents at December 31, 2013	$ 505,874
Supplemental data:	
Cash paid for taxes	$ 5,450
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2013

---

1. **Summary of Significant Accounting Policies**

Organization

Phoenix Global Capital Management, Ltd. ("PGCM", or Company), a Delaware corporation , is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA.) The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Wilmette, Illinois. The financial statements of PGCM are presented on the accrual basis of accounting.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge funds of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results.

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP)

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and certificates of deposit.

Fair market measurement

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by *ASC 820, Fair Value Measurements and Disclosures.*

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2013

1. **Summary of Significant Accounting Policies (Continued)**

Furniture and equipment

Property and equipment is recorded at cost, and has been fully depreciated. As a result, there was no depreciation expense for the year ended December 31, 2013.

Revenue recognition

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these funds enter into written investment management agreements with all of their clients, including those clients introduced by the company. The hedge fund clients are charged a fee based upon a percentage of the assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. The fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients.

Receivables from broker-dealers and clearing organizations

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectability of these receivables based on a combination of factors, including aging and historical trends. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Subsequent events

Management evaluated all activity of the Company through February 26, 2014 and concluded that no subsequent events have occurred that would require recognition in financial statements or disclosures in the related notes to the financial statements.

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2013

---

1. **Summary of Significant Accounting Policies (Continued)**

Uncertainty in income taxes

Phoenix Global Capital Management, Ltd. is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual stockholder is taxed on all of the Company's income. Phoenix Global Capital Management, Ltd. may be subject to certain state taxes; which total $278 for the year ended December 31, 2013.

The Company has adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are 2013, 2012, 2011 and 2010.

2. **Concentration of credit risk**

As of December 31, 2013, the Company's cash and cash equivalents were deposited in four financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. There are no accounts in excess of FDIC limits.

3. **Net capital requirements**

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2013 the Company had net capital and net capital requirements of $484.964 and $5,000, respectively.

4. Commitments and contingencies

The Company leases office facilities from a related entity under a 1-year lease which expired on December 31, 2013, and was extended for 1 year on January 1, 2014. Annual rent expense under the expired lease was $4,800. The minimum rental payments required under the operating lease agreement, as extended, for the year ended December 31, 2013 is $4,800.

5 Consulting service agreements.

The Company, as of December 31, 2013, had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

6 Concentration in revenue

In 2013, two clients accounted for 100% of the Company's revenues.

7. Common stock

As of December 31, 2013 stockholder's equity includes common stock as follows:
Shares authorized 1,000; 100 shares of $1 par value issued at $301 per share are outstanding.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

H C L

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

To the Stockholder
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements of Phoenix Global Capital Management, Ltd., (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Independent Auditors' Report on Internal Control

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2014

Phoenix Global Capital Management, Ltd.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2013

Phoenix Global Capital Management, Ltd. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Phoenix Global Capital Management, Ltd. is exempt from the provisions of that rule.

Phoenix Global Capital Management, Ltd.

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended December 31, 2013

The following differences existed at December 31, 2013 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2013.

Un-Audited Part II A Focus Filing	$	485,282
Cumulative audit adjustments		(318)
Audited computation of net capital	$	484,964

Phoenix Global Capital Management, Ltd.

Audited Computation of Net Capital

For the Year Ended December 31, 2013

COMPUTATION OF NET CAPITAL

Total ownership equity	$	513,880
Less: non-allowable assets		(28,916)
Net capital		484,964
Net capital requirement		(5,000)
Excess net capital	$	479,964
Aggregate indebtedness - accounts payable, accrued expenses and other unsubordinated liabilities	$	20,910
Percentage of aggregate indebtedness to net capital		4.31 %
Minimum net capital at 6-2/3% of aggregate indebtedness	$	1,394